                                                                  EXHIBIT 99.4



                                   GIFT INSTRUMENT
                      CHARITABLE GIFT TO THE CITIZENS FOUNDATION

     CFS Bancorp, Inc., 707 Ridge Road, Munster, Indiana (the "Company"), desires to make a gift of its common stock, par value $.01 per share (the "Common Stock"), to The Citizens Foundation (the "Foundation"), a non-stock corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between the Company, its wholly owned subsidiary, Citizens Financial Services, FSB (the "Bank") and the community in which the Company, the Bank and their affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation 300,000 shares of its Common Stock, for consideration of $.01 per share, or total consideration of $3,000.00, subject to the following conditions:

     1. The Foundation shall use the donation solely for charitable purposes as provided by Section 503(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), including, but not limited to, community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation's Certificate of Incorporation;

     2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value (measured as of the first business day of each year), of the assets held by the Foundation or such amount as may be necessary to maintain the Foundation's designation as a tax-exempt organization under Section 501(c)(3) of the Code, except that this restriction shall not prohibit the Board of Directors of the Foundation from selling a greater amount of Common Stock in any one year if the Board of Directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would result in the long-term reduction in the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; and

     3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be considered by the Company to be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however, that if this Condition No. 3 is waived by the Office of Thrift Supervision pursuant to Office of Thrift Supervision Order No. ______, dated ____________, 1998 (a copy of which is maintained in the offices of the Corporate Secretary), then this Condition No. 3 shall become void and of no effect.

     4. The Foundation (i) shall be subject to examination by the Office of Thrift Supervision ("OTS") of the Department of the Treasury, at the Foundation's own expense; (ii) shall comply with all supervisory directives imposed by the OTS; (iii) shall provide annual reports to the OTS describing the grants made and grant recipients; (iv) shall operate in accordance with written policies adopted by its board of directors, including a conflict of interest policy; (v) shall not engage in self-dealing; and (vi) and shall comply with all laws necessary to maintain its tax-exempt status under the Internal Revenue Code.

Dated:             , 1998          CFS Bancorp, Inc.
        -----------

                                   By:
                                             --------------------------------
                                             Thomas F. Prisby
                                             Chairman of the Board and Chief
                                               Executive Officer